Exhibit 1

(Translation)
To whom it may concern
November 14, 2007
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Adjustments in Interim Financial Forecasts and Dividend Forecasts, and
Impairment of Securities
     NIS GROUP CO., LTD. (the “Company”) hereby announces that, as described below, the Company has revised its interim financial forecasts (Japanese GAAP) and dividend forecasts, which were made public on May 8, 2007, and it also announces the impairment of certain securities.
1. Adjustments in interim financial forecasts for the half year ended September 30, 2007

(1) Consolidated	(Units: Millions of yen, except percentages)

					Net Income
	Operating	Operating	Ordinary	Net Income	(Losses)
	Revenue	Income	Income	(losses)	per share
Previous Projections (A)	46,500	4,200	3,500	1,300	0.46
Revised Figures (B)	51,686	1,853	1,146	(1,959)	(13.84)
Difference (B-A)	5,186	(2,346)	(2,353)	(3,259)	(14.30)
Percent Change (%)	11.2	(55.9)	(67.2)	—	—
(For reference) Previous Fiscal Year’s Interim Results	37,862	6,351	6,216	(452)	(3.20)

(2) Non-Consolidated	(Units: Millions of yen, except percentages)

					Net Income
	Operating	Operating	Ordinary	Net Income	(Losses)
	Revenue	Income	Income	(losses)	Per share
Previous Projections (A)	16,500	500	1,800	1,300	0.46
Revised Figures (B)	16,332	(5,774)	(3,785)	(5,855)	(41.35)
Difference (B-A)	(167)	(6,274)	(5,585)	(7,155)	(41.81)
Percent Change (%)	(1.0)	—	—	—	—
(For reference) Previous Fiscal Year’s Interim Results	18,509	2,247	3,039	(1,541)	(11.00)

Notes: A reverse stock split was implemented effective August 31, 2007 (1-for-20 reverse stock split). Interim results for the previous fiscal year have been adjusted accordingly, in order to simplify comparison.

2. Reasons for the adjustments in interim financial forecasts
     Consolidated operating revenue exceeded the previously announced interim financial forecasts, due to an increase in revenue from sales of real estate (¥13,800 million) through an SPC jointly established by Nissin Servicer Co., Ltd. and NIS Property Co., Ltd., both of which are consolidated subsidiaries of the Company. However, the Company revised its interim financial forecasts as described above, due to an increase of ¥7,577 million of additional reserve for excess interest repayment-related cost as selling, general and administrative expenses in the Company and APREK CO., LTD.(a consolidated subsidiary), taking into account the most recent conditions of repayments of excess interest, as well as impairment of investment securities of ¥752 million and impairments in relation to an affiliate of ¥638 million caused by a decline in the prices of investment securities and shares of an affiliate (Araigumi Co., Ltd.), in addition to a reversal of a portion of deferred tax assets of ¥1,596 million, following a careful assessment of their realizability and taking into consideration the recent changes in the business environment.
     The Company expects to release its semi-annual financial results on November 15, 2007.
3. Adjustment in dividend forecasts for the fiscal year ending March 31, 2008.
(Units: Yen)

	Interim Dividend	Year-End Dividend	Annual Dividend
	Per Share	Per Share	Per Share
Previous Projections (A)	0.23	0.23	0.46
Revised Figures (B)	0	TBD	TBD
(For reference) Previous Fiscal Year’s Results	3.20	0	3.20

     Notes: A reverse stock split was implemented effective August 31, 2007 (1-for-20 reverse stock split). Results for the previous fiscal year have been adjusted accordingly, in order to simplify comparison.
     The Company has set forth its basic policy of dividend distribution (targeting 30% of consolidated net income). However, the Company revised its dividend forecasts as described above, because the Company’s consolidated net income fell below the financial forecasts which were announced on May 8, 2007, as stated above in “1. Adjustments in interim financial forecasts for half year ended September 30, 2007”. We regret this result, and we intend to strive to further enhance our growing business through stabilizing our financial base.
     With respect to the year-end dividend, an announcement is expected to be made in line with the Company’s financial forecasts for the fiscal year ending March 31, 2008.
4. Impairment of Securities (Non-consolidated)
     With respect to securities which the Company holds, the Company recognized impairment of securities whose market or actual values became substantially lower compared to the book value, in accordance with “Accounting Standard for Financial Instruments” under Japanese GAAP.
(Units: Millions of yen, except percentages)

(A) Total amount of devaluation of securities as of September 30, 2007	2,321
(B) Net assets as of March 31, 2007	78,820
(A / B X 100)	(2.9%)
(C) Ordinary income for the fiscal year ended March 31, 2007	4,947
(A / C X 100)	(46.9%)
(D) 5 year average amount of net income	4,743
(A / D X 100)	(48.9%)

These materials contain forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated results, estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct. Important risks and factors that could cause our actual results to differ materially from these forward-looking statements include without limitation the following: weak domestic economic conditions; the growing variety of legal means with which debtors can seek protection from creditors; changes to our portfolio of products and services and expansion into new business areas; the effect of fluctuations in the value of real estate held or securing loans; fluctuation in market environments regarding our investments; our ability to pursue and maintain profitable strategic alliances, joint ventures and strategic investments; increasing competition in the loan servicing market; risks associated with doing business in China; any future inability to obtain funds from lenders or access the debt capital markets on favorable terms; an increase in prevailing market interest rates; failure to implement our business strategies; the failure of our risk management systems; our ability to adequately evaluate or control risks associated with loans or guarantees we make or related collateral; any disruption or other difficulties experienced by our information or technological systems and networks; misconduct by an employee or director and our exposure to negative publicity of the consumer or business finance industries; failure to maintain the confidentiality of personal information of our customers; and the influence of our chairman and his family over important decisions.